

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2019

Robert Stefanovich
Chief Financial Officer
Cryoport, Inc.
17305 Daimler St.
Irvine, CA 92614

      Re: Cryoport, Inc.
           Registration Statement on Form S-3
           Filed March 13, 2019
           File No. 333-230237

Dear Mr. Stefanovich:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aamira Chaudhry at 202-551-3389 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Transportation and Leisure

cc: Anthony Ippolito, Esq.